As filed with the Securities and Exchange Commission on November 2, 2011

Registration No. 333-162731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

HUMAN GENOME SCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	22-3178468
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

14200 Shady Grove Road

Rockville, Maryland 20850-7464

(301) 309-8504

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

H. Thomas Watkins

Chief Executive Officer

Human Genome Sciences, Inc.

14200 Shady Grove Road

Rockville, Maryland 20850-7464

(301) 309-8504

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

R.W. Smith, Jr., Esquire

Jason C. Harmon, Esquire

DLA Piper LLP (US)

6225 Smith Avenue

Baltimore, Maryland 21209

(410) 580-3000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Post-Effective Amendment No. 1 to Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:  ☒

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:  ☐

Indicate by check mark whether the registration is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one)

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (do not check if a smaller reporting company)	Small reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered (1)	Amount To Be Registered	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, par value $0.01
Preferred Stock, par value $0.01
Debt Securities (3)
Warrants (4)
Total

(1)	Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.
(2)	An indeterminate aggregate offering price or number of securities of each identified class is being registered as may from time to time be offered at indeterminate prices. Separate consideration may or may not be received for securities that are issuable on exercise, conversion or exchange of other securities. In accordance with Rules 456(b) and 457(r), the registrant is deferring payment of all of the registration fee, except for $34,307 that has already been paid with respect to securities that were previously registered pursuant to Registration Statement Nos. 333-123472 and 333-155769 and were not sold thereunder.
(3)	If any debt securities are issued at an original issue discount, such greater principal amount as shall result in an aggregate initial offering price equal to the amount to be registered. If any debt securities are issued with a principal amount denominated in a foreign currency or composite currency, such principal amount as shall result in an aggregate initial offering price equivalent thereto in U.S. dollars at the time of initial offering.
(4)	Includes warrants to purchase common stock, warrants to purchase preferred stock and warrants to purchase debt securities.

EXPLANATORY NOTE

This Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-162731) is being filed for the purposes of filing certain additional exhibits to the Registration Statement. No changes or additions are being made hereby to the base prospectus that already forms a part of the Registration Statement. Accordingly, the base prospectus is omitted from this filing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

14.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses to be incurred in connection with the registration of the securities being registered hereby, all of which will be borne by Human Genome Sciences, Inc. All of the amounts shown are estimated except the SEC registration fee.

Amount
Securities and Exchange Commission registration fee		$(1)
Transfer agent’s and trustee’s fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total	$	*

(1)	In accordance with Rules 456(b) and 457(r), the registrant is deferring payment of the registration fee for the securities offered by this prospectus, except for $7,700 that has already been paid with respect to securities that were previously registered pursuant to Registration Statement Nos. 333-123472 and 333-155769 and were not sold thereunder.
*	Estimated expenses are presently not known and cannot be estimated.

15.	Indemnification of Officers and Directors

As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

•	for any transaction from which the director derives an improper personal benefit.

Our bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be had. We may pay these expenses in advance of the final disposition of a proceeding only if the director or officer agrees to repay these amounts if it is ultimately determined that the director or officer is not entitled to be indemnified. If we do not pay a claim for indemnification within 90 days, the claimant may bring an action to recover the unpaid amount of the claim and, if successful, the director or officer will be entitled to be paid the expense of prosecuting the action to recover these unpaid amounts.

The indemnification provided by our bylaws is not deemed to be exclusive of any other right to which a person seeking indemnification may be entitled under any statute, provision of the certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The registrant has entered into an indemnification agreement with each of its directors and executive officers that require the registrant to indemnify and advance expenses to these persons to the full extent permitted by Delaware law.

The registrant maintains standard policies of insurance under which coverage is provided to its directors, officer, employees and agents to insure them against liability for actions or omissions occurring in their capacity as a director, officer, employee or agent, subject to certain exclusions and limitations.

16.	Exhibits

A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; and

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on the 2nd day of November, 2011.

HUMAN GENOME SCIENCES, INC.

By:	/s/ H. Thomas Watkins
H. Thomas Watkins
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ H. Thomas Watkins	Chief Executive Officer and Director (Principal Executive Officer)	November 2, 2011
H. Thomas Watkins

/s/ David P. Southwell	Chief Financial Officer and Senior Vice President (Principal Financial Officer and Principal Accounting Officer)	November 2, 2011
David P. Southwell

*	Chairman of the Board and Director	November 2, 2011
A. N. Karabelas, Ph.D.

*	Director	November 2, 2011
Richard J. Danzig

Director
Allan Baxter, Ph.D.

Director
Colin Goddard, Ph.D.

*	Director	November 2, 2011
Maxine Gowen, Ph.D.

*	Director	November 2, 2011
Tuan Ha-Ngoc

*	Director	November 2, 2011
John L. LaMattina, Ph.D.

*	Director	November 2, 2011
Augustine Lawlor

Director
George J. Morrow

Director
Gregory Norden

*	Director	November 2, 2011
Robert C. Young, M.D.

* By:	/s/ James H. Davis, Ph.D.
Attorney-in-fact

Exhibit Index

Exhibit No.	Description

1.1†	Form of Underwriting Agreement Basic Terms

3.1*	Certificate of Incorporation of the Registrant

3.2**	Amended and Restated By-laws of the Registrant

4.1***	Form of Common Stock Certificate

4.2††	Form of Senior Indenture

4.3†††	Form of Subordinated Indenture

4.4†	Form of Warrant

4.5†	Form of Certificate of Designation with respect to Preferred Stock

5.1****	Opinion of DLA Piper LLP (US)

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2****	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

24.1****	Powers of Attorney

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Mellon, as Trustee under the Senior Indenture

25.2†	Statement of Eligibility on Form T-1 (Subordinated Indenture)

†	To be filed by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.
††	Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-3, as amended (No. 333-155769), filed on November 28, 2008.
†††	Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-3, as amended (No. 333-155769), filed on November 28, 2008.
*	Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-K filed on March 31, 1994, Exhibit 3.3 to the Form 10-K/A filed on April 3, 1998, Exhibit 3.1 to the Form 8-K filed on December 16, 1999, Exhibit 3.1 to the Form 10-Q filed on July 31, 2001, Exhibit 3.1 to the Form 8-K filed on May 8, 2008 and Exhibit 3.2 to the Form 8-K, filed on May 24, 2010.
**	Incorporated by reference to Exhibit 3 to the Registrant’s Form 8-K, filed on October 6, 2010.
***	Incorporated by reference to the Registrant’s Registration Statement on Form S-3 (No. 333-45272) filed on September 6, 2000.
****	Previously filed